UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 6, 2020

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2020 to 31 March 2020

6 May 2020
Novo Nordisk's sales increased by 16% in Danish kroner and by 14% at constant exchange rates (CER) to DKK 33.9 billion in the first three months of 2020

Estimated sales growth adjusted for COVID-19-related stocking around 7% at CER

•Sales in International Operations increased by 19% in Danish kroner (19% at CER), driven by growth in all areas. Sales in North America Operations increased by 12% in Danish kroner (9% at CER). In both operating units, sales were impacted by COVID-19-related stocking.
•Sales within Diabetes and Obesity care increased by 15% to DKK 28.6 billion (14% at CER), driven by Diabetes care growing by 13% at CER and Obesity care growing by 30% at CER. Sales within Biopharm increased by 18% to DKK 5.3 billion (16% at CER).
•Sales of GLP-1 increased by 40% in Danish kroner (37% at CER) reflecting the solid uptake of Ozempic®. In the US, Rybelsus® market access is progressing and the weekly new-to-brand market share has reached 8.8%.
•The pipeline progressed with approval of Rybelsus® in the EU and successful completion of the phase 2 trial with semaglutide in NASH, both in April.
•For the 2020 outlook, sales growth is still expected to be 3-6% at CER, and operating profit growth is still expected to be 1-5% at CER. The maintained outlook reflects the negative impacts from COVID-19, largely offset by underlying performance.

PROFIT AND LOSS	Q1 2020	Q1 2019	Growth as reported	Growth at CER*
DKK million

Net sales	33,875	29,291	16%	14%

Operating profit	16,302	14,239	14%	12%

Net profit	11,897	10,445	14%	N/A

Diluted earnings per share (in DKK)	5.05	4.36	16%	N/A

* CER: Constant exchange rates (average 2019)

Lars Fruergaard Jørgensen, president and CEO: "Societies are severely impacted by the COVID-19 outbreak, and during the pandemic our key priorities are to safeguard our employees, continue the supply of our life-saving medicines and use our expertise, resources and global reach to help societies around the world during the pandemic. COVID-19-related stocking impacted our results; however, we are satisfied with the underlying commercial performance as well as the progression of our pipeline with the approval of Rybelsus® in the EU and the encouraging phase 2 data for semaglutide in NASH."

On 6 May 2020 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 2 of 29
UPDATE ON COVID-19
During the COVID-19 pandemic, Novo Nordisk's key priorities are to safeguard employees, continue the supply of lifesaving medicines and support societies around the world.

Production
All Novo Nordisk manufacturing sites continue to operate and products are still distributed across the globe and made available to patients worldwide.

R&D
Novo Nordisk continues conduct of all already-initiated clinical trials and no significant delays are expected in trials already close to finalisation. For ongoing trials, recruitment of new patients is negatively impacted. Consequently, some trials may be delayed. Due to the current strain on the healthcare system, no new clinical trials are initiated.

Commercial
Most Novo Nordisk medicines are used for chronic treatment. However, during the period of social distancing implemented in many markets, fewer new patients are expected to initiate treatment. This is especially impacting launch products and products with a short stay time. In March 2020, stocking mainly at patient level was seen particularly in the US and Europe.

Support to society
To support the humanitarian efforts for refugees and other vulnerable patients globally, Novo Nordisk has donated free insulin to selected humanitarian organisations.

In the US, people with diabetes using Novo Nordisk insulin, who have lost health insurance coverage because of a change in job status due to the COVID-19 pandemic, may now be eligible for enrolment in Novo Nordisk’s Diabetes Patient Assistance Program and receive insulin free of charge for 90 days.

In countries across the world, Novo Nordisk affiliates have been supporting local societies. Novo Nordisk’s responses include emergency relief donations, support to COVID-19 testing, protection to medical staff, equipment and materials to hospitals.

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 3 of 29
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
To reflect the broad aspects of Novo Nordisk across therapy areas and geographies, Novo Nordisk in 2019 introduced a comprehensive approach describing the future growth aspirations of the company under the headline Strategic Aspirations 2025.

The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Continued progress is made on the Strategic Aspirations set for 2025. Key results for the first three months of 2020 were:

Purpose and Sustainability:
•Adding value to society
◦Launched expanded affordability offerings in the US
◦Supporting society in dealing with the COVID-19 pandemic
•Novo Nordisk achieved the ambition of 100% renewable power across all production sites, and thereby progressed towards the aspiration of zero environmental impact

Innovation and therapeutic focus:
•Rybelsus®, the world’s first and only GLP-1 in a tablet, was approved in the EU supporting the aspiration of further raising the innovation bar for diabetes treatment
•Ozempic® marketing authorisation submitted in China
•Within Other serious chronic diseases, the phase 2 trial with semaglutide in NASH met the primary end-point

Commercial execution:
•Diabetes value market share increased by 0.7 percentage point to 28.7%, supporting the aspiration of strengthening the diabetes leadership
•Obesity sales increased by 30% (CER) to DKK 1.6 billion, supporting the aspiration of at least doubling obesity sales
•Biopharm sales increased by 16% (CER), supporting the aspiration of a sustained growth outlook for biopharm

Financials:
•Supporting the aspiration of delivering solid sales growth:
◦Sales in International Operations grew by 19% (CER)
◦In the US, 43% of sales are coming from products launched since 2015, reflecting the transformation of the sales in the US (measured as three months rolling sales)
•Operating profit increased by 12% (CER)
•Free cash flow increased by 15% to DKK 7.7 billion enabling attractive capital return

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 4 of 29
FINANCIAL PERFORMANCE
CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST THREE MONTHS OF 2020

PROFIT AND LOSS	Q1 2020	Q1 2019	% change Q1 2020 to Q1 2019
(Amounts are in DKK million, except for earnings per share and dividend per share)

Net sales	33,875	29,291	16%

Gross profit	28,489	24,559	16%
Gross margin	84.1%	83.8%

Sales and distribution costs	7,590	6,946	9%
Percentage of sales	22.4%	23.7%

Research and development costs	3,777	2,678	41%
Percentage of sales	11.1%	9.1%

Administrative costs	927	911	2%
Percentage of sales	2.7%	3.1%

Other operating income, net	107	215	(50%)

Operating profit	16,302	14,239	14%
Operating margin	48.1%	48.6%

Financial items (net)	(1,281)	(1,017)	26%

Profit before income taxes	15,021	13,222	14%

Income taxes	3,124	2,777	12%
Effective tax rate	20.8%	21.0%

Net profit	11,897	10,445	14%
Net profit margin	35.1%	35.7%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,086	1,058	3%
Capital expenditure (Purchase of property, plant and equipment)[1]	1,667	2,644	(37%)

Net cash generated from operating activities	10,012	9,890	1%
Free cash flow	7,669	6,655	15%

Total assets	126,256	110,135	15%
Equity	54,399	47,319	15%
Equity ratio	43.1%	43.0%

Average number of diluted shares outstanding (million)	2,354.8	2,394.6	(2%)
Diluted earnings per share / ADR (in DKK)	5.05	4.36	16%

Full-time equivalent employees end of period	43,158	42,453	2%

1) Cash-based capital expenditure.

These unaudited consolidated financial statements for the first three months of 2020 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2019 of Novo Nordisk. Furthermore, the financial report, including the consolidated financial statements for the first three months of 2020 and the Management’s review, have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 5 of 29
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 16% measured in Danish kroner and by 14% at CER to DKK 33,875 million in the first three months of 2020. Sales growth was impacted by COVID-19-related stocking as increased patient prescription trends and wholesaler inventory levels were seen in particular in the US and EMEA in March 2020. Estimated sales growth adjusted for the COVID-19-related stocking was around 7%. Sales in International Operations increased by 19% in both Danish kroner and at CER. Sales in North America Operations increased by 12% measured in Danish kroner and by 9% at CER.

As of 1 April 2020, International Operations was reorganised and financial reporting has been divided into: EMEA (covering Europe, the Middle East and Africa), Region China (covering Mainland China, Hong Kong and Taiwan) and Rest of World (covering all other countries except for North America). North America Operations was not impacted by the reorganisation and still includes the US and Canada. Please see appendix 8 for a breakdown of sales per area in 2019.

Sales split per area	Sales Q1 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	18,296	19%	19%	71%
- EMEA	9,674	22%	21%	41%
- Region China	3,813	13%	13%	11%
- Rest of World	4,809	18%	19%	19%
North America Operations	15,579	12%	9%	29%
- The US	14,775	12%	8%	27%

Total sales	33,875	16%	14%	100%

International Operations
Sales in International Operations increased by 19% in both Danish kroner and at CER. Sales growth was driven by all areas, with EMEA growing by 21% (CER), Rest of World growing by 19% (CER) and Region China growing by 13% (CER). Sales growth was driven by all therapy areas. Sales growth was impacted by COVID-19-related stocking as well as other timing effects.

EMEA
Sales in EMEA increased by 22% measured in Danish kroner and by 21% at CER. Sales growth was driven by Diabetes care growing by 22% (CER) from increased GLP-1 and insulin sales. Biopharm sales increased by 16% (CER) and Obesity care increased by 26% (CER).

Region China
Sales in Region China increased by 13% in both Danish kroner and at CER. Sales growth was driven by Diabetes care growing by 10% (CER) from increased modern insulin sales and Biopharm growing by 144% (CER). Sales growth was impacted by increased distributor stock levels, partly countered by fewer patients initiating treatment during the COVID-19 outbreak.

Rest of World
Sales in Rest of World increased by 18% measured in Danish kroner and by 19% at CER. Sales growth was driven by Diabetes care growing by 22% (CER) from increased insulin and GLP-1 sales, Biopharm growing by 9% (CER) and Obesity care growing by 36% (CER). Within Biopharm, sales growth was driven by Norditropin®, countered by haemophilia sales which decreased by 6% (CER).

North America Operations
Sales in North America Operations increased by 12% measured in Danish kroner and by 9% at CER. Sales growth was impacted by COVID-19-related surge in demand, mostly driven by stocking at patient level in the US as prescription refill policies were adjusted to allow earlier refill and more patients moved to 90-days prescriptions.

The sales development reflects GLP-1 sales growing by 30% (CER), Obesity care sales growing by 30% (CER) and Biopharm sales growing by 14% (CER). This was offset by insulin sales declining by 15% (CER) despite COVID-19 stocking impact, negatively impacted by lower realised prices in the US following unfavourable channel mix, higher rebates, affordability programmes and changes in the coverage gap legislation.

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 6 of 29
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales growth in the first three months of 2020 was 16% measured in Danish kroner and 14% at CER driven by growth across all therapy areas with Diabetes care sales growth of 13% (CER), Biopharm sales growth of 16% (CER) and Obesity care sales growth of 30% (CER). Sales growth was impacted by COVID-19-related stocking, mainly impacting insulin and GLP-1 sales.

Sales split per therapy	Sales Q1 2020 DKK million	Sales Q1 2019 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Long-acting insulin	5,158	5,244	(2%)	(3%)	(4%)
- Tresiba®	2,460	2,147	15%	12%	7%
- Xultophy®	662	477	39%	38%	4%
- Levemir®	2,036	2,620	(22%)	(23%)	(15%)

Premix insulin	2,955	2,757	7%	7%	5%
- Ryzodeg®	337	212	59%	59%	3%
- NovoMix®	2,618	2,545	3%	3%	2%

Fast-acting insulin	5,114	4,977	3%	1%	1%
- Fiasp®	390	231	69%	67%	4%
- NovoRapid®	4,724	4,746	0%	(2%)	(3%)

Human insulin	2,687	2,415	11%	11%	6%

Total insulin	15,914	15,393	3%	2%	8%

Victoza®	4,991	5,722	(13%)	(14%)	(20%)
Ozempic®	4,755	1,425	234%	226%	79%
Rybelsus®	229	—	—	—	5%
Total GLP-1	9,975	7,147	40%	37%	64%

Other Diabetes care[1]	1,125	1,067	5%	5%	1%

Total Diabetes care	27,014	23,607	14%	13%	73%

Obesity care (Saxenda®)	1,577	1,211	30%	30%	9%

Diabetes and Obesity care total	28,591	24,818	15%	14%	82%

Biopharm segment
Haemophilia[2]	2,810	2,533	11%	9%	6%
- NovoSeven®	2,181	2,012	8%	7%	3%
- NovoEight®	400	393	2%	1%	0%
Growth disorders (Norditropin®)	2,030	1,555	31%	28%	11%
Other Biopharm[3]	444	385	15%	15%	1%
Biopharm total	5,284	4,473	18%	16%	18%

Total sales	33,875	29,291	16%	14%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 7 of 29
DIABETES AND OBESITY CARE
Diabetes care, sales development
Sales in Diabetes care increased by 14% measured in Danish kroner and by 13% at CER to DKK 27,014 million driven by solid GLP-1 growth. Novo Nordisk has improved its global diabetes value market share over the last 12 months from 28.0% to 28.7%, driven by an improved global insulin market share and growth of the GLP-1 segment, reflecting an expansion of the diabetes value market share in both North America Operations and International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2020 and February 2019 provided by the independent data provider IQVIA.

Diabetes care, development per area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	February	February	Sales Q1 2020 DKK million	Growth at CER
	2020	2019

Global	28.7%	28.0%	27,014	13%
International Operations	22.1%	22.0%	14,293	19%
- EMEA *	27.0%	26.8%	7,476	22%
- Region China **	27.2%	28.2%	3,608	10%
- Rest of World ***	13.0%	12.6%	3,209	22%
North America Operations	31.2%	30.4%	12,721	7%
- The US	31.4%	30.6%	12,119	6%

Source: IQVIA, February 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World (RoW) available for seven markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the area.

Insulin
Sales of insulin increased by 3% measured in Danish kroner and by 2% at CER to DKK 15,914 million. The sales increase measured at CER was driven by increased sales in International Operations, partly offset by declining sales in the US. Insulin sales were impacted by COVID-19-related stocking.

Sales of long-acting insulin decreased by 2% measured in Danish kroner and by 3% at CER to DKK 5,158 million. Novo Nordisk has increased its global volume market share in the long-acting insulin segment from 31.9% to 32.5% in the last 12 months. The sales decline measured at CER was driven by declining Levemir® sales, partly offset by contributions from Tresiba® and Xultophy®. Tresiba® has now been launched in 88 countries, while Xultophy® has now been launched in 39 countries.

Sales of premix insulin increased by 7% in both Danish kroner and at CER to DKK 2,955 million. Novo Nordisk is the market leader in the premix insulin segment with a global volume market share of 64.0%, which has been broadly unchanged over the past 12 months. The sales increase was driven by increased sales of both Ryzodeg® and NovoMix®. Ryzodeg® has now been launched in 33 countries.

Sales of fast-acting insulin increased by 3% measured in Danish kroner and by 1% at CER to DKK 5,114 million. Novo Nordisk is the market leader in the fast-acting insulin segment with a global volume market share of 50.8%, which has been broadly unchanged over the past 12 months. The sales increase was driven by increased sales of Fiasp®, partly offset by declining NovoRapid® sales. Fiasp® has now been launched in 36 countries.

Sales of human insulin increased by 11% in both Danish kroner and at CER to DKK 2,687 million mainly due to COVID-19-related stocking.

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 8 of 29

Insulin, development per area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	February	February	Sales Q1 2020 DKK million	Growth at CER
	2020	2019

Global	46.5%	46.4%	15,914	2%
International Operations	49.2%	48.9%	10,617	14%
- EMEA *	46.6%	46.5%	5,272	15%
- Region China **	49.7%	50.5%	2,931	11%
- Rest of World ***	56.6%	55.1%	2,414	14%
North America Operations	39.7%	40.1%	5,297	(15%)
- The US	39.7%	40.5%	5,024	(16%)

Source: IQVIA, February 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for RoW available for seven markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the area.

International Operations
Sales of insulin in International Operations increased by 14% in both Danish kroner and at CER. Sales growth was driven by all insulin segments. Sales growth was impacted by COVID-19-related stocking.

EMEA
Sales of insulin in EMEA increased by 16% measured in Danish kroner and by 15% at CER. Sales growth was driven by Tresiba®, NovoRapid® and Xultophy® across the area as well as increased Fiasp® sales.

Region China
Sales of insulin in Region China increased by 11% in both Danish kroner and at CER. The sales growth was driven by NovoMix®, NovoRapid®, Tresiba® and Levemir®. Tresiba® was included on the National Reimbursement Drug List in January 2020.

Rest of World
Sales of insulin in Rest of World increased by 13% measured in Danish kroner and by 14% at CER. The sales growth was driven by Ryzodeg®, Tresiba® and human insulin, partly countered by decreasing sales of fast-acting insulin.

North America Operations
Sales of insulin in North America Operations decreased by 13% measured in Danish kroner and by 15% at CER. The decline in sales in the US was driven by lower realised prices following unfavourable channel mix, higher rebates, launch of additional affordability programmes and changes in the coverage gap legislation. This was partly offset by COVID-19-related stocking. Novo Nordisk has a volume market share of 39.7% of the total insulin market, which is a decline compared to 12 months ago. Sales growth was impacted by COVID-19-related stocking.

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 9 of 29
GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Victoza®, Ozempic® and Rybelsus®) increased by 40% measured in Danish kroner and by 37% at CER to DKK 9,975 million. Sales growth was driven by both North America Operations and International Operations. The sales increase was impacted by COVID-19-related stocking. Sales of Ozempic® were DKK 4,755 million and Ozempic® has now been launched in 34 countries. The GLP-1 segment’s value share of the total diabetes market has increased to 19.0% compared with 15.2% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 48.3% value market share, an increase of 2.2 percentage points compared to 12 months ago.

GLP-1, development per area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)*		GLP-1, sales development

	February	February	Sales Q1 2020 DKK million	Growth at CER
	2020	2019

Global	48.3%	46.1%	9,975	37%
International Operations	51.2%	51.2%	2,838	55%
- EMEA *	53.1%	54.1%	2,003	58%
- Region China **	93.4%	89.2%	221	3%
- Rest of World ***	40.4%	38.8%	614	73%
North America Operations	47.8%	45.2%	7,137	30%
- The US	47.3%	44.8%	6,843	30%

Source: IQVIA, February 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk diabetes sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for RoW available for seven markets representing approximately 70% of total Novo Nordisk diabetes care sales in the area.

International Operations
Sales of GLP-1 in International Operations increased by 54% measured in Danish kroner and by 55% at CER. Sales growth is driven by all areas. Sales growth was impacted by COVID-19-related stocking. The value share of the GLP-1 class of the total diabetes market has increased to 9.5% from 7.9% 12 months ago. Novo Nordisk is the market leader with a value market share of 51.2%.

EMEA
Sales in EMEA increased by 59% measured in Danish kroner and by 58% at CER. The sales growth reflects the strong uptake of Ozempic®. Novo Nordisk remains the market leader in EMEA with a value market share of 53.1%.

Region China
Sales in Region China increased by 3% in both Danish kroner and at CER. The growth reflects volume growth, partly offset by lower realised prices. The GLP-1 class' share of the overall diabetes market value increased to 2.2% from 1.5% 12 months ago. Victoza® now has a market share of 93.4%.

Rest of World
Sales in Rest of World increased by 67% measured in Danish kroner and by 73% at CER. The sales growth reflects launches of Ozempic® and increased Victoza® volumes across the area. Novo Nordisk remains the market leader with a value market share of 40.4%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 35% measured in Danish kroner and by 30% at CER. Sales were impacted from stocking related to COVID-19. Novo Nordisk is the market leader with a 47.8% value market share compared to 45.2% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 22.6%.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of around 30%, driven by once-weekly GLP-1 products. Rybelsus® market access is progressing and the weekly new-to-brand market share has reached 8.8%. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is 57.7%. Novo Nordisk is the market leader measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 30% at CER. The sales increase was driven by continued uptake of Ozempic® and initial Rybelsus® sales, partly offset by declining sales of Victoza®. GLP-1 sales growth was negatively impacted by unfavourable channel mix, rebate enhancements and changes in coverage gap legislation.

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 10 of 29
Obesity care, sales development
Sales of Saxenda® increased by 30% in both Danish kroner and at CER to DKK 1,577 million. Sales growth of Saxenda® was driven by both North America Operations and International Operations. Saxenda® is launched in 46 countries. Novo Nordisk currently has a value market share of 58.9% of the global obesity prescription drug market.

Obesity care, development per area	Obesity care, sales development

	Sales Q1 2020 DKK million	Growth at CER

Global	1,577	30%
International Operations	681	31%
- EMEA	338	26%
- Region China	2	—
- Rest of World	341	36%
North America Operations	896	30%
- The US	830	31%

International Operations
Sales of Saxenda® in International Operations increased by 26% measured in Danish kroner and by 31% at CER driven by increased sales in Rest of World and EMEA. Novo Nordisk currently has a value market share of 38.5% in the obesity prescription drug market in International Operations.

EMEA
Sales of Saxenda® in EMEA increased by 28% measured in Danish kroner and by 26% at CER. Novo Nordisk currently has a value market share of 62.6% in the obesity prescription drug market in EMEA.

Rest of World
Sales of Saxenda® in Rest of World increased by 25% measured in Danish kroner and by 36% at CER. Saxenda® has been launched in 10 countries in Rest of World. Novo Nordisk currently has a value market share of 30.9% in the obesity prescription drug market in Rest of World.
North America Operations
Sales of Saxenda® in North America Operations increased by 34% measured in Danish kroner and by 30% at CER and were driven by increased sales in both the US and Canada. Novo Nordisk currently has a value market share of 71.7% in the obesity prescription drug market in North America Operations.

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 11 of 29
BIOPHARM
Biopharm, sales development
Sales of biopharm products increased by 18% measured in Danish kroner and by 16% at CER to DKK 5,284 million. Sales growth was impacted by COVID-19-related stocking, timing of shipments and changes in inventories. The sales development was driven by sales growth in both operating units as well as across both Haemophilia and Growth disorders. Sales growth in International Operations was driven by all areas.

Biopharm, development per area	Biopharm, sales development

	Sales Q1 2020 DKK million	Growth at CER

Global	5,284	16%
International Operations	3,322	17%
- EMEA	1,860	16%
- Region China	203	144%
- Rest of World	1,259	9%
North America Operations	1,962	14%
- The US	1,826	19%

Haemophilia
Sales of haemophilia products increased by 11% measured in Danish kroner and by 9% at CER to DKK 2,810 million. The increasing sales were driven by increased NovoSeven® sales and the continued global roll-out of Refixia® and Esperoct®.

Sales of NovoSeven® increased by 8% measured in Danish kroner and by 7% at CER to DKK 2,181 million, reflecting the solid position of NovoSeven® as a haemostatic agent in critical treatment settings and a wide range of labelled indications in an increasingly competitive environment. In addition, sales growth was positively impacted by timing of shipments and tenders. The sales development is driven by increased sales in Region China, EMEA as well as North America Operations, offset by declining sales in Rest of World.

Sales of NovoEight® increased by 2% measured in Danish kroner and by 1% at CER to DKK 400 million. Sales growth was driven by EMEA. NovoEight® has been launched in 52 countries. Esperoct® has been launched in 10 countries and the initial feedback from patients and physicians is encouraging.

Sales of Refixia® increased to DKK 130 million. Sales growth was driven by the product launches in EMEA, Rest of World and North America Operations. Refixia® has now been launched in 17 countries.

Growth disorders (Norditropin®)
Sales of growth disorder products increased by 31% measured in Danish kroner and by 28% at CER to DKK 2,030 million. The sales increase was driven by International Operations and North America Operations increasing by 24% and 36% at CER, respectively. Sales growth was positively impacted by changes in inventories and COVID-19-related stocking as well as additional demand, driven by supply challenges for competing products in select countries. Novo Nordisk is the leading company in the global human growth disorder market with a market share measured in value of around 35% compared to 34% a year ago driven by new indications and the global roll-out of the next-generation device.

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DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 14% measured in both Danish kroner and at CER to DKK 5,386 million, resulting in a gross margin of 84.1% measured in Danish kroner, compared with 83.8% in 2019. The increase in the gross margin reflects a positive product mix driven by increased GLP-1 sales, productivity improvement, mainly within insulin and GLP-1 production, and a positive currency impact of 0.2 percentage point. This is partly countered by a negative impact from lower realised prices in the US.

Sales and distribution costs increased by 9% measured in Danish kroner and by 7% at CER to DKK 7,590 million.
The increase in costs was driven by North America Operations reflecting continued promotional activities for Ozempic® , launch activities for Rybelsus® as well as investments in Saxenda® .This is partly offset by lower promotional spend related to insulin. In International Operations, promotional activities are focusing on the continued roll-out of Saxenda®, launch activities for Ozempic® as well as increased promotional activities for insulin, particularly in China.

Research and development costs increased by 41% measured in Danish kroner and by 40% at CER to DKK 3,777 million. The cost increase is impacted by the reversal of write-downs of prelaunch inventory in the first quarter of 2019 following the filing of oral semaglutide to the US FDA and low spend in the first three months of 2019. The cost increase is driven by increased activities within Other serious chronic diseases due to progression of the early pipeline within NASH and cardiovascular disease as well as increased spend within insulin and biopharm.

Administration costs increased by 2% measured in Danish kroner and by 1% at CER to DKK 927 million, reflecting broadly unchanged spend across administrative areas.

Other operating income (net) was DKK 107 million compared with DKK 215 million in 2019. The decline in Other operating income (net) in 2020 compared with 2019 is driven by reduced royalty income.

Operating profit increased by 14% in Danish kroner and by 12% at CER to DKK 16,302 million. Estimated operating profit growth adjusted for the impact of COVID-19-related stocking and the reversal of the prelaunch inventory of oral semaglutide in 2019 was around 4%.

FINANCIAL ITEMS (NET) AND TAX
Financial items (net) showed a net loss of DKK 1,281 million compared with a net loss of DKK 1,017 million in 2019.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 1,090 million compared with a loss of DKK 876 million in 2019. This development mainly reflects losses on non-hedged currencies driven by significant depreciations of several emerging market currencies in March 2020.

As per the end of March 2020, a negative market value of financial contracts of approximately DKK 0.6 billion has been deferred for recognition later in 2020 and 2021.

The effective tax rate was 20.8% in the first three months of 2020 compared with an effective tax rate of 21.0% in 2019.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Capital expenditure for property, plant and equipment was DKK 1.7 billion compared with DKK 2.6 billion in 2019. The lower capital expenditure was mainly related to investments in the new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, US, which is now in the final stage of construction.

Free cash flow was DKK 7.7 billion compared with DKK 6.7 billion in 2019. The increase of 15% compared with 2019 primarily reflects the increase in net profit as well as lower capital expenditure.

Novo Nordisk’s financial resources consisting of cash at bank and committed credit facilities were DKK 20.9 billion by end of March 2020.

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Financial report for the period 1 January 2020 to 31 March 2020	Page 13 of 29
EQUITY
Total equity was DKK 54,399 million at the end of the first three months of 2020, equivalent to 43.1% of total assets, compared with 43.0% at the end of the first three months of 2019. Please refer to appendix 5 for further elaboration of changes in equity.

Reduction in share capital At the Annual General Meeting of Novo Nordisk A/S, held on 26 March 2020, a 2.1% reduction in the total share capital was approved. The reduction was effectuated by a cancellation of 50,000,000 treasury B shares of DKK 0.20 at a nominal value of DKK 10,000,000. After the legal implementation of the share capital reduction on 28 April 2020, Novo Nordisk’s share capital now amounts to DKK 470,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 362,512,800.

2020 share repurchase programme
On 5 February 2020, Novo Nordisk announced a share repurchase programme of up to DKK 2.9 billion to be executed from 5 February to 4 May 2020, as part of an overall programme of up to DKK 17 billion to be executed during a 12-month period beginning 5 February 2020. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 7,064,719 B shares for an amount of DKK 2.9 billion in the period from 5 February to 4 May 2020. The programme was concluded on 4 May 2020.

As of 4 May 2020, Novo Nordisk and its wholly-owned affiliates owned 7,093,553 of its own B shares, corresponding to 0.3% of the total share capital.

Share repurchase under the overall programme of up to DKK 17 billion beginning 5 February 2020 is expected to be resumed shortly. As announced in February 2020, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2020, Novo Holdings A/S has informed Novo Nordisk that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.6% of the Novo Nordisk share capital after the implementation of the share capital decrease and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

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OUTLOOK
OUTLOOK 2020
The current expectations for 2020 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 6 May 2020	Expectations 5 February 2020

Sales growth
at CER	3% to 6%	3% to 6%
as reported	Around 1 percentage point higher than at CER	Around 1 percentage point higher than at CER

Operating profit growth
at CER	1% to 5%	1% to 5%
as reported	Around 1 percentage point higher than at CER	Around 1 percentage point higher than at CER

Financial items (net)	Loss of around DKK 2.5 billion	Loss of around DKK 1.5 billion

Effective tax rate	20% to 22%	20% to 22%

Capital expenditure (PP&E)	Around DKK 6.5 billion	Around DKK 6.5 billion

Depreciation, amortisation and impairment losses	Around DKK 5 billion	Around DKK 5 billion

Free cash flow	DKK 36-41 billion	DKK 36-41 billion

For 2020, sales growth is still expected to be 3% to 6% at CER. This guidance reflects expectations for continued robust sales performance for the GLP-1-based diabetes care products Ozempic®, Victoza® and Rybelsus®, the obesity care product Saxenda®, the portfolio of new-generation insulin and the biopharm products. The guidance also reflects intensifying competition both within Diabetes care and Biopharm, especially within the haemophilia inhibitor segment. Furthermore, continued pricing pressure within Diabetes care as well as expansion of affordability initiatives, especially in the US, are expected to impact sales development. Given the current exchange rates versus the Danish krone, growth reported in DKK is still expected to be around 1 percentage point higher than at CER.

The current COVID-19 pandemic causes uncertainty to the outlook regarding patient flow and societal impacts such as the unemployment rate in the US which is impacting healthcare insurance coverage.

The outlook is based on a number of assumptions related to the severity and duration of impacts from COVID-19, including a gradual normalisation across geographies of the patient flow in third and fourth quarter of 2020 as well as a gradual reversal during 2020 and 2021 of the increased stock levels experienced in March 2020. Consequently, volatility in quarterly sales growth should be expected.

For 2020, operating profit growth is still expected to be 1% to 5%, measured at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in current and future growth drivers across the operating units. Given the current exchange rates versus the Danish krone, growth reported in DKK is still expected to be around 1 percentage point higher than at CER.

For 2020, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 2.5 billion compared to a loss of DKK 1.5 billion in February 2020. The current expectation for 2020 mainly reflects losses associated with foreign exchange hedging contracts, primarily related to the US dollar versus the Danish krone, and losses from non-hedged currencies due to depreciation across most emerging market currencies.

The effective tax rate for 2020 is still expected to be in the range of 20-22%.

Capital expenditure is still expected to be around DKK 6.5 billion in 2020, primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production within Diabetes care and an expansion of the filling capacity within Diabetes care. Depreciation, amortisation and impairment losses are still expected to be around DKK 5 billion and the Free cash flow is still expected to be DKK 36-41 billion.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2020, including the potential implications from major healthcare reforms, and that the currency exchange rates, especially the US dollar, will

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remain at the current level versus the Danish krone. Neither does the guidance include the financial implications in case of a significant bolt-on acquisition during 2020.

FX	Q1 2020	Q1 2019	% change	Spot rate 30 April 2020

USD	678	657	3%	686
CNY	97	97	0%	97
JPY	6.22	5.97	4%	6.44
CAD	505	494	2%	495
GBP	867	856	1%	858

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)

USD	DKK 1,950 million	10
CNY[1]	DKK 450 million	7
JPY	DKK 150 million	12
CAD	DKK 130 million	9
GBP	DKK 100 million	11

1) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Financial report for the period 1 January 2020 to 31 March 2020	Page 16 of 29
RESEARCH & DEVELOPMENT UPDATE
Diabetes care
Rybelsus® (oral semaglutide) approved in the EU for the treatment for adults with type 2 diabetes
In April 2020, Novo Nordisk announced that the European Commission (EC) has granted marketing authorisation for Rybelsus® for the treatment of adults with insufficiently controlled type 2 diabetes to improve glycaemic control as an adjunct to diet and exercise. The marketing authorisation applies to all 27 European Union member states and the United Kingdom. The approval is based on the results from 10 PIONEER clinical trials, in which Rybelsus® after 52 weeks demonstrated statistically significant reductions in HbA1c vs sitagliptin, empagliflozin and liraglutide and with up to 4.3 kg weight reduction. Across the PIONEER programme, Rybelsus® demonstrated a safe and well-tolerated profile, with the most common adverse event being mild to moderate nausea which diminished over time. The launch of Rybelsus® is expected to take place in the first EU countries in second half of 2020.

Ozempic® marketing authorisation application submitted in China
In February 2020, Novo Nordisk submitted the new drug application to the China Center of Drug Evaluation for Ozempic® both for the treatment of insufficiently controlled type 2 diabetes and for reducing the risk of major cardiovascular events in patients with type 2 diabetes and established cardiovascular disease.

Insulin and PCSK9i hybrid phase 1 trial initiated
During the first three months of 2020, Novo Nordisk initiated the phase 1 trial for Insulin 147. Insulin 147 is a long-acting insulin analogue coupled via a linker to a proprietary PCSK9 inhibitory peptide for once-daily subcutaneous administration to people with diabetes in need of basal insulin and LDL cholesterol lowering. The trial is investigating the safety and tolerability as well as the pharmacokinetic and pharmacodynamic properties of subcutaneously administered Insulin 147.

Phase 1 trial with a fixed ratio combination of semaglutide and a once-weekly GIP initiated
During the first three months of 2020, Novo Nordisk initiated the first human dose trial for the fixed ratio combination formulation of semaglutide and a once-weekly human GIP analogue. The trial is exploring different ratios in order to identify the optimal GLP-1/GIP ratio for the once-weekly combination. Further, the trial is investigating the safety, tolerability, pharmacokinetics and pharmacodynamics of single and multiple doses in healthy volunteers, people with overweight and obesity, and in people with type 2 diabetes.

Biopharm
Concizumab phase 2 and 3 clinical trials paused
On 16 March 2020, Novo Nordisk announced that two clinical trials in the concizumab phase 3 programme (explorer 7 and 8) and one clinical trial in the phase 2 programme (explorer 5) have been paused. The three concizumab clinical trials were investigating concizumab prophylaxis in haemophilia A and B patients regardless of inhibitor status. Consequently, no additional patients are being recruited, and further treatment of patients currently enrolled in the trials with concizumab has ceased. The decision was a result of the occurrence of non-fatal thrombotic events in three patients enrolled in the ongoing phase 3 programme. A potential continuation of the programme is currently being evaluated.

Somapacitan marketing authorisation application submitted in Japan
In February 2020, Novo Nordisk submitted the regulatory file for the long-acting growth hormone somapacitan for adult growth hormone deficiency to the Japanese Pharmaceuticals and Medical Devices Agency (PMDA). The submission was based on data from the pivotal phase 3 trial REAL1 and supported by data from the local Japanese trial REAL JP enrolling 60 previously treated adults with growth hormone deficiency.

Eclipse phase 1 trial in sickle cell disease successfully completed
In February 2020, Novo Nordisk successfully completed the phase 1 trial with EPI01 for the treatment of sickle cell disease. The primary objective was to assess bioavailability of three tablet-in-capsule test formulations of THU-Decitabine under fasted and fed conditions in healthy male and females. All three tested formulations were well-tolerated. Following the completion of the phase 1 trial, further clinical development is now being evaluated.

Other serious chronic diseases
Semaglutide in NASH phase 2 trial successfully completed
In April 2020, Novo Nordisk completed a phase 2 trial with subcutaneous semaglutide in non-alcoholic steatohepatitis (NASH). The trial was a 72-week multicentre, randomised, double-blinded, placebo-controlled study where patients with NASH were randomised to receive one of three doses of subcutaneous semaglutide once-daily (0.1 mg, 0.2 mg or 0.4 mg) or placebo. Liver biopsy was performed at baseline and at end-of-trial. Of the 320 randomised patients, 230 patients with fibrosis stages F2-F3 were included in the primary analysis. The primary endpoint of resolution of NASH and no worsening in liver fibrosis was met for all doses of semaglutide compared to

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 17 of 29
placebo. For patients receiving subcutaneous semaglutide 0.4 mg, 33 of 56 patients had NASH resolution compared to 10 of 58 patients on placebo (59% vs 17%). The safety profile of subcutaneous semaglutide was consistent with the observed profile in other trials and disease areas. Following the completion of the phase 2 trial, semaglutide in NASH is now being evaluated for further clinical trial development.

Partner updates
MacrilenTM phase 2 trial in children successfully completed
In February 2020, results from the phase 2 trial in children and adolescents with suspected growth hormone deficiency (GHD) were shared between Aeterna Zentaris and Novo Nordisk. The phase 2 trial was an open label, three group comparison, dose escalation trial to investigate safety and tolerability as well as pharmacokinetics (PK) and pharmacodynamics (PD) of MacrilenTM after a single oral dosing. PK and PD profiles were shown to be comparable between the adult and paediatric group. MacrilenTM was safe and well-tolerated. Further clinical development in the paediatric population is now being planned in collaboration with Aeterna Zentaris.
SUSTAINABILITY UPDATE

Affordability
Novo Nordisk in the US has taken several steps to help address insulin affordability. In January 2020, new options became available to expand support for people with and without insurance. More recently, the Patient Assistance Program which provides free medicine for eligible patients was enhanced to help those who lost health insurance due to COVID-19. A new, direct-to-consumer advertising effort is aiming to increase awareness of Novo Nordisk's affordability support in the US.

Environment
As part of Novo Nordisk Circular for Zero ambition to have zero environmental impact by introducing circular economy, Novo Nordisk has a target of having zero CO2 emission by 2030. An important step towards this target is to have all production units run by renewable power by 2020. Depending on the location and infrastructure, different solutions such as wind, hydro and solar have been applied globally. In 2019, Novo Nordisk finalised an agreement in the US to have solar energy cover power consumption across all US operations. This agreement is effective as of 2020 and consequently, Novo Nordisk has achieved its target to source of 100% renewable power at all production sites in 2020.

Employees
The number of full-time employees at the end of the first three months of 2020 increased by 1.7% compared to 12 months ago. The total number of employees was 43,730, corresponding to 43,158 full-time positions. The underlying increase in employees in Novo Nordisk is mainly driven by International Operations, with the highest growth rate in Region China.
LEGAL MATTERS
Sandoz has filed an Abbreviated New Drug Application for liraglutide with the US FDA
On 23 April 2020, Sandoz notified Novo Nordisk that the company had filed an Abbreviated New Drug Application (ANDA) for liraglutide with the US FDA. According to Sandoz, the ANDA contains Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use or sale of liraglutide before the expiration of six of the patents currently listed for liraglutide in the Orange Book with expiration dates ranging from December 2022 until March 2033 including the drug substance patent expiring February 2023 (all dates including a six month paediatric extension). Novo Nordisk is currently assessing its legal options, which could lead to litigation against Sandoz. Novo Nordisk does not expect the matter to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Financial report for the period 1 January 2020 to 31 March 2020	Page 18 of 29
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk
A/S for the first three months of 2020. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first three months of 2020 has been prepared in accordance with IAS 34 'Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2019 of Novo Nordisk. Furthermore, the financial report for the first three months of 2020 and
Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first three months of 2020 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2019.

Bagsværd, 6 May 2020

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Camilla Sylvest	Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Brian Daniels

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liz Hewitt	Mette Bøjer Jensen	Kasim Kutay

Anne Marie Kverneland	Martin Mackay	Thomas Rantzau

Stig Strøbæk

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 19 of 29
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 43,100 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
06 August 2020	Financial statement for the first six months of 2020
30 October 2020	Financial statement for the first nine months of 2020
03 February 2021	Financial statement for 2020

Contacts for further information
Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2019 and Form 20-F both filed with the SEC in February 2020 in continuation of the publication of the Annual Report 2019, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Managing risks to protect value’ of the Annual Report 2019.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Financial report for the period 1 January 2020 to 31 March 2020	Page 20 of 29
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
						% change
	2020	2019				Q1 2020 vs.
	Q1	Q4	Q3	Q2	Q1	Q1 2019

Net sales	33,875	32,417	30,277	30,036	29,291	16%

Gross profit	28,489	26,985	25,202	25,187	24,559	16%
Gross margin	84.1%	83.2%	83.2%	83.9%	83.8%

Sales and distribution costs	7,590	9,536	7,761	7,580	6,946	9%
Percentage of sales	22.4%	29.4%	25.6%	25.2%	23.7%
Research and development costs	3,777	4,384	3,601	3,557	2,678	41%
Percentage of sales	11.1%	13.5%	11.9%	11.8%	9.1%
Administrative costs	927	1,235	1,009	852	911	2%
Percentage of sales	2.7%	3.8%	3.3%	2.8%	3.1%
Other operating income, net	107	43	88	254	215	(50%)

Operating profit	16,302	11,873	12,919	13,452	14,239	14%
Operating margin	48.1%	36.6%	42.7%	44.8%	48.6%

Financial income	17	20	17	15	13	31%
Financial expenses	1,298	814	829	1,322	1,030	26%
Financial items (net)	(1,281)	(794)	(812)	(1,307)	(1,017)	26%

Profit before income taxes	15,021	11,079	12,107	12,145	13,222	14%

Income taxes	3,124	2,362	1,913	2,550	2,777	12%

Net profit	11,897	8,717	10,194	9,595	10,445	14%

Depreciation, amortisation and impairment losses	1,086	1,398	2,095	1,110	1,058	3%
Capital expenditure[1]	1,667	1,907	2,234	2,147	2,644	(37%)
Net cash generated from operating activities	10,012	5,165	16,688	15,039	9,890	1%
Free cash flow	7,669	1,737	14,039	12,020	6,655	15%

Total assets	126,256	125,612	124,908	117,909	110,135	15%
Total equity	54,399	57,593	52,953	53,085	47,319	15%
Equity ratio	43.1%	45.8%	42.4%	45.0%	43.0%

Full-time equivalent employees end of period	43,158	42,703	42,158	41,611	42,453	2%

Basic earnings per share/ADR (in DKK)	5.07	3.71	4.30	4.03	4.37	16%
Diluted earnings per share/ADR (in DKK)	5.05	3.70	4.29	4.03	4.36	16%
Average number of shares outstanding (million)	2,348.8	2,357.9	2,368.8	2,380.2	2,390.3	(2%)
Average number of diluted shares
outstanding (million)	2,354.8	2,363.3	2,373.2	2,383.5	2,394.6	(2%)

Sales by business segment:
Long-acting insulin	5,158	5,102	5,019	5,411	5,244	(2%)
Premix insulin	2,955	2,665	2,596	2,560	2,757	7%
Fast-acting insulin	5,114	4,936	4,632	4,758	4,977	3%
Human insulin	2,687	2,204	2,237	2,180	2,415	11%
Total insulin	15,914	14,907	14,484	14,909	15,393	3%
Total GLP-1	9,975	9,842	8,492	7,740	7,147	40%
Other Diabetes care	1,125	1,017	1,038	1,125	1,067	5%
Total Diabetes care	27,014	25,766	24,014	23,774	23,607	14%
Obesity care (Saxenda®)	1,577	1,564	1,442	1,462	1,211	30%
Diabetes and Obesity care total	28,591	27,330	25,456	25,236	24,818	15%

Haemophilia	2,810	2,554	2,524	2,670	2,533	11%
Growth disorders (Norditropin®)	2,030	2,076	1,886	1,758	1,555	31%
Other Biopharm	444	457	411	372	385	15%
Biopharm total	5,284	5,087	4,821	4,800	4,473	18%

Sales by geographic segment:
International Operations[2]	18,296	15,351	15,261	15,565	15,387	19%
- EMEA	9,674	8,231	7,913	8,120	7,944	22%
- Region China	3,813	3,019	3,258	3,192	3,375	13%
- Rest of World	4,809	4,101	4,090	4,253	4,068	18%
North America Operations	15,579	17,066	15,016	14,471	13,904	12%
- The US	14,775	16,252	14,256	13,767	13,211	12%

Segment operating profit:
Diabetes and Obesity care	13,456	9,013	10,403	11,393	11,828	14%
Biopharm	2,846	2,860	2,516	2,059	2,411	18%

1) Cash-based capital expenditure (Purchase of property, plant and equipment).
2) Comparatives numbers have been restated following the re-organisation of International Operations in 2020. Reference is made to page 5.

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 21 of 29
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	Q1 2020	Q1 2019

Income statement

Net sales	33,875	29,291
Cost of goods sold	5,386	4,732

Gross profit	28,489	24,559

Sales and distribution costs	7,590	6,946
Research and development costs	3,777	2,678
Administrative costs	927	911
Other operating income, net	107	215

Operating profit	16,302	14,239

Financial income	17	13
Financial expenses	1,298	1,030

Profit before income taxes	15,021	13,222

Income taxes	3,124	2,777

NET PROFIT	11,897	10,445

Basic earnings per share (DKK)	5.07	4.37
Diluted earnings per share (DKK)	5.05	4.36

Segment Information

Segment sales:
Diabetes and Obesity care	28,591	24,818
Biopharm	5,284	4,473

Segment operating profit:
Diabetes and Obesity care	13,456	11,828
Operating margin	47.1%	47.7%

Biopharm	2,846	2,411
Operating margin	53.9%	53.9%

Total segment operating profit	16,302	14,239

Statement of comprehensive income

Net profit for the period	11,897	10,445

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	217	(90)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	115	211
Cash flow hedges, realisation of previously deferred (gains)/losses	311	852
Cash flow hedges, deferred gains/(losses) incurred during the period	(581)	(929)
Other items	3	16
Tax on other comprehensive income, income/(expense)	(78)	154

Other comprehensive income for the period, net of tax	(13)	214
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	11,884	10,659

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 22 of 29
APPENDIX 3: CASH FLOW STATEMENT

DKK million	Q1 2020	Q1 2019

Net profit	11,897	10,445

Adjustment for non-cash items:
Income taxes in the Income Statement	3,124	2,777
Depreciation, amortisation and impairment losses	1,086	1,058
Other non-cash items	5,998	2,249
Change in working capital	(7,496)	(2,128)
Interest received	17	13
Interest paid	(112)	(43)
Income taxes paid	(4,502)	(4,481)

Net cash generated from operating activities	10,012	9,890

Purchase of intangible assets	(56)	(393)
Purchase of property, plant and equipment	(1,667)	(2,644)
Investment in associated company	(392)	—
Dividend received from associated company	9	11

Net cash used in investing activities	(2,106)	(3,026)

Purchase of treasury shares	(2,690)	(2,949)
Dividends paid	(12,551)	(12,309)
Repayment of borrowings, net	(420)	(357)
Withheld dividend tax	2,152	2,090

Net cash used in financing activities	(13,509)	(13,525)

NET CASH GENERATED FROM ACTIVITIES	(5,603)	(6,661)

Cash and cash equivalents at the beginning of the year	15,411	15,629
Exchange gain/(loss) on cash and cash equivalents	(95)	78

Cash and cash equivalents at the end of the period	9,713	9,046

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 23 of 29
APPENDIX 4: BALANCE SHEET

DKK million	31 Mar 2020	31 Dec 2019

ASSETS

Intangible assets	5,838	5,835
Property, plant and equipment	50,863	50,551
Investments in associated companies	466	474
Deferred income tax assets	3,929	4,121
Other receivables and prepayments	708	841
Other financial assets	1,259	1,334

TOTAL NON-CURRENT ASSETS	63,063	63,156

Inventories	17,261	17,641
Trade receivables	30,091	24,912
Tax receivables	1,812	806
Other receivables and prepayments	3,666	3,434
Derivative financial instruments	598	188
Cash at bank	9,765	15,475

TOTAL CURRENT ASSETS	63,193	62,456
TOTAL ASSETS	126,256	125,612

EQUITY AND LIABILITIES

Share capital	480	480
Treasury shares	(11)	(10)
Retained earnings	54,854	57,817
Other reserves	(924)	(694)

TOTAL EQUITY	54,399	57,593

Borrowings	2,866	3,009
Deferred income tax liabilities	55	80
Retirement benefit obligations	1,142	1,334
Provisions	4,607	4,613

Total non-current liabilities	8,670	9,036

Borrowings	1,244	1,474
Trade payables	5,344	6,358
Tax payables	3,240	4,212
Other liabilities	15,440	15,085
Derivative financial instruments	1,014	734
Provisions	36,905	31,120

Total current liabilities	63,187	58,983

TOTAL LIABILITIES	71,857	68,019

TOTAL EQUITY AND LIABILITIES	126,256	125,612

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 24 of 29
APPENDIX 5: EQUITY STATEMENT

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

Q1 2020

Balance at the beginning of the period	480	(10)	57,817	(839)	(329)	474	(694)	57,593
Net profit for the period			11,897					11,897
Other comprehensive income for the period			217	115	(270)	(75)	(230)	(13)

Total comprehensive income for the period			12,114	115	(270)	(75)	(230)	11,884

Transactions with owners:
Dividends			(12,551)					(12,551)
Share-based payments			156					156
Tax related to restricted stock units			7					7
Purchase of treasury shares		(1)	(2,689)					(2,690)

Balance at the end of the period	480	(11)	54,854	(724)	(599)	399	(924)	54,399

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

Q1 2019

Balance at the beginning of the period	490	(11)	53,406	(1,065)	(1,677)	696	(2,046)	51,839
Net profit for the period			10,445					10,445
Other comprehensive income for the period			(90)	211	(77)	170	304	214

Total comprehensive income for the period			10,355	211	(77)	170	304	10,659

Transactions with owners:
Dividends			(12,309)					(12,309)
Share-based payments			71					71
Tax related to restricted stock units			8					8
Purchase of treasury shares		(2)	(2,947)					(2,949)

Balance at the end of the period	490	(13)	48,584	(854)	(1,754)	866	(1,742)	47,319

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 25 of 29
APPENDIX 6: SALES SPLIT PER AREA

Q1 2020 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	5,158	2,740	1,829	352	559	2,418	2,292
% change at CER	(3%)	23%	23%	30%	21%	(22%)	(24%)
Tresiba®	2,460	1,145	693	61	391	1,315	1,227
% change at CER	12%	41%	45%	—	23%	(5%)	(8%)
Xultophy®	662	485	444	—	41	177	175
% change at CER	38%	40%	34%	—	175%	32%	31%
Levemir®	2,036	1,110	692	291	127	926	890
% change at CER	(23%)	4%	2%	13%	(3%)	(42%)	(43%)
Premix insulin	2,955	2,763	869	1,245	649	192	185
% change at CER	7%	12%	4%	12%	24%	(36%)	(36%)
Ryzodeg®	337	337	96	6	235	—	—
% change at CER	59%	59%	58%	—	55%	—	—
NovoMix®	2,618	2,426	773	1,239	414	192	185
% change at CER	3%	7%	(1%)	12%	11%	(36%)	(36%)
Fast-acting insulin	5,114	2,957	1,867	544	546	2,157	2,044
% change at CER	1%	13%	16%	18%	(1%)	(12%)	(13%)
Fiasp®	390	221	208	—	13	169	159
% change at CER	67%	66%	65%	—	86%	67%	69%
NovoRapid®	4,724	2,736	1,659	544	533	1,988	1,885
% change at CER	(2%)	10%	12%	18%	(2%)	(15%)	(16%)
Human insulin	2,687	2,157	707	790	660	530	503
% change at CER	11%	6%	9%	(1%)	12%	36%	40%
Total insulin	15,914	10,617	5,272	2,931	2,414	5,297	5,024
% change at CER	2%	14%	15%	11%	14%	(15%)	(16%)
Victoza®	4,991	1,933	1,212	221	500	3,058	2,960
% change at CER	(14%)	10%	2%	3%	38%	(25%)	(25%)
Ozempic®	4,755	905	791	—	114	3,850	3,654
% change at CER	226%	—	—	—	—	178%	181%
Rybelsus®	229	—	—	—	—	229	229
% change at CER	—	—	—	—	—	—	—
Total GLP-1	9,975	2,838	2,003	221	614	7,137	6,843
% change at CER	37%	55%	58%	3%	73%	30%	30%
Other Diabetes care[1]	1,125	838	201	456	181	287	252
% change at CER	5%	(3%)	(25%)	4%	13%	37%	46%
Total Diabetes care	27,014	14,293	7,476	3,608	3,209	12,721	12,119
% change at CER	13%	19%	22%	10%	22%	7%	6%
Obesity care (Saxenda®)	1,577	681	338	2	341	896	830
% change at CER	30%	31%	26%	0%	36%	30%	31%
Diabetes and Obesity care total	28,591	14,974	7,814	3,610	3,550	13,617	12,949
% change at CER	14%	19%	22%	10%	23%	8%	7%

Biopharm segment
Haemophilia[2]	2,810	1,709	991	188	530	1,101	1,023
% change at CER	9%	13%	13%	155%	(6%)	4%	9%
NovoSeven®	2,181	1,255	650	184	421	926	888
% change at CER	7%	8%	7%	172%	(12%)	4%	10%
NovoEight®	400	311	234	4	73	89	84
% change at CER	1%	3%	4%	(33%)	4%	(7%)	(6%)
Growth disorders (Norditropin®)	2,030	1,281	595	11	675	749	746
% change at CER	28%	24%	21%	43%	25%	36%	36%
Other Biopharm[3]	444	332	274	4	54	112	57
% change at CER	15%	18%	19%	100%	10%	7%	17%
Biopharm total	5,284	3,322	1,860	203	1,259	1,962	1,826
% change at CER	16%	17%	16%	144%	9%	14%	19%

Total sales	33,875	18,296	9,674	3,813	4,809	15,579	14,775
% change at CER	14%	19%	21%	13%	19%	9%	8%
% change as reported	16%	19%	22%	13%	18%	12%	12%
Share of growth	100%	71%	41%	11%	19%	29%	27%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 26 of 29
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial resources.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	Q1 2020	Q1 2019	% change Q1 2020 to Q1 2019

Net sales	33,875	29,291	16%
Effect of exchange rates	(477)	—
Sales at CER	33,398	29,291	14%

Operating profit at CER

DKK million	Q1 2020	Q1 2019	% change Q1 2020 to Q1 2019

Operating profit	16,302	14,239	14%
Effect of exchange rates	(307)	—
Operating profit at CER	15,995	14,239	12%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	Q1 2020	Q1 2019

Net cash generated from operating activities	10,012	9,890
Net cash used in investing activities	(2,106)	(3,026)
Repayment on lease liabilities	(237)	(209)
Free cash flow	7,669	6,655

Financial resources
Financial resources is defined as the sum of cash and cash equivalents at the end of the year, undrawn committed credit facilities less bank overdrafts classified as liabilities arising from financing activities (part of borrowings). The following table reconciles total financial resources with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial resources

DKK million	Q1 2020	Q4 2019

Cash and cash equivalents	9,713	15,411
Undrawn committed credit facilities	11,574	11,578
Borrowings (bank overdrafts)	(400)	(595)
Financial resources	20,887	26,394

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 27 of 29
APPENDIX 8: NEW SALES SPLIT PER AREA (ADDITIONAL INFORMATION)

Q1 2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	5,244	2,217	1,481	270	466	3,027	2,929
Tresiba®	2,147	808	474	14	320	1,339	1,290
Xultophy®	477	347	331	—	16	130	129
Levemir®	2,620	1,062	676	256	130	1,558	1,510
Premix insulin	2,757	2,468	838	1,112	518	289	281
Ryzodeg®	212	212	62	—	150	—	—
NovoMix®	2,545	2,256	776	1,112	368	289	281
Fast-acting insulin	4,977	2,611	1,603	461	547	2,366	2,270
Fiasp®	231	133	126	—	7	98	91
NovoRapid®	4,746	2,478	1,477	461	540	2,268	2,179
Human insulin	2,415	2,037	634	797	606	378	348
Total insulin	15,393	9,333	4,556	2,640	2,137	6,060	5,828
Victoza®	5,722	1,761	1,180	214	367	3,961	3,847
Ozempic®	1,425	81	81	—	—	1,344	1,262
Rybelsus®	—	—	—	—	—	—	—
Total GLP-1	7,147	1,842	1,261	214	367	5,305	5,109
Other Diabetes care	1,067	864	269	437	158	203	168
Total Diabetes care	23,607	12,039	6,086	3,291	2,662	11,568	11,105
Obesity care (Saxenda®)	1,211	540	265	2	273	671	616
Diabetes and Obesity care total	24,818	12,579	6,351	3,293	2,935	12,239	11,721

Biopharm segment
Haemophilia	2,533	1,506	876	73	557	1,027	911
NovoSeven®	2,012	1,151	608	67	476	861	785
NovoEight®	393	301	225	6	70	92	86
Growth disorders (Norditropin®)	1,555	1,020	486	7	527	535	531
Other Biopharm	385	282	231	2	49	103	48
Biopharm total	4,473	2,808	1,593	82	1,133	1,665	1,490

Total sales	29,291	15,387	7,944	3,375	4,068	13,904	13,211

Q2 2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	5,411	2,300	1,539	261	500	3,111	2,997
Tresiba®	2,495	897	525	17	355	1,598	1,531
Xultophy®	574	363	347	—	16	211	209
Levemir®	2,342	1,040	667	244	129	1,302	1,257
Premix insulin	2,560	2,429	762	1,079	588	131	123
Ryzodeg®	257	257	53	1	203	—	—
NovoMix®	2,303	2,172	709	1,078	385	131	123
Fast-acting insulin	4,758	2,585	1,646	429	510	2,173	2,075
Fiasp®	272	147	140	—	7	125	119
NovoRapid®	4,486	2,438	1,506	429	503	2,048	1,956
Human insulin	2,180	1,792	590	667	535	388	356
Total insulin	14,909	9,106	4,537	2,436	2,133	5,803	5,551
Victoza®	5,415	1,876	1,242	214	420	3,539	3,422
Ozempic®	2,325	234	170	—	64	2,091	1,979
Rybelsus®	—	—	—	—	—	—	—
Total GLP-1	7,740	2,110	1,412	214	484	5,630	5,401
Other Diabetes care	1,125	928	277	456	195	197	163
Total Diabetes care	23,774	12,144	6,226	3,106	2,812	11,630	11,115
Obesity care (Saxenda®)	1,462	557	277	2	278	905	842
Diabetes and Obesity care total	25,236	12,701	6,503	3,108	3,090	12,535	11,957

Biopharm segment
Haemophilia	2,670	1,528	879	74	575	1,142	1,081
NovoSeven®	2,163	1,179	620	71	488	984	945
NovoEight®	369	294	216	3	75	75	71
Growth disorders (Norditropin®)	1,758	1,069	520	8	541	689	685
Other Biopharm	372	267	218	2	47	105	44
Biopharm total	4,800	2,864	1,617	84	1,163	1,936	1,810

Total sales	30,036	15,565	8,120	3,192	4,253	14,471	13,767

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Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 28 of 29
APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

Q3 2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	5,019	2,266	1,434	289	543	2,753	2,630
Tresiba®	2,306	888	486	27	375	1,418	1,343
Xultophy®	575	370	343	—	27	205	202
Levemir®	2,138	1,008	605	262	141	1,130	1,085
Premix insulin	2,596	2,479	781	1,095	603	117	109
Ryzodeg®	278	278	69	—	209	—	—
NovoMix®	2,318	2,201	712	1,095	394	117	109
Fast-acting insulin	4,632	2,536	1,524	463	549	2,096	1,989
Fiasp®	301	164	150	—	14	137	129
NovoRapid®	4,331	2,372	1,374	463	535	1,959	1,860
Human insulin	2,237	1,799	610	706	483	438	406
Total insulin	14,484	9,080	4,349	2,553	2,178	5,404	5,134
Victoza®	5,370	1,741	1,157	227	357	3,629	3,507
Ozempic®	3,122	326	285	—	41	2,796	2,659
Rybelsus®	—	—	—	—	—	—	—
Total GLP-1	8,492	2,067	1,442	227	398	6,425	6,166
Other Diabetes care	1,038	819	262	387	170	219	178
Total Diabetes care	24,014	11,966	6,053	3,167	2,746	12,048	11,478
Obesity care (Saxenda®)	1,442	514	239	2	273	928	865
Diabetes and Obesity care total	25,456	12,480	6,292	3,169	3,019	12,976	12,343

Biopharm segment
Haemophilia	2,524	1,441	928	78	435	1,083	1,020
NovoSeven®	1,985	1,083	667	74	342	902	880
NovoEight®	357	268	204	4	60	89	82
Growth disorders (Norditropin®)	1,886	1,051	461	10	580	835	833
Other Biopharm	411	289	232	1	56	122	60
Biopharm total	4,821	2,781	1,621	89	1,071	2,040	1,913

Total sales	30,277	15,261	7,913	3,258	4,090	15,016	14,256

Q4 2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	5,102	2,252	1,501	239	512	2,850	2,715
Tresiba®	2,311	884	498	29	357	1,427	1,336
Xultophy®	584	413	386	—	27	171	168
Levemir®	2,207	955	617	210	128	1,252	1,211
Premix insulin	2,665	2,331	779	1,020	532	334	326
Ryzodeg®	246	246	53	3	190	—	—
NovoMix®	2,419	2,085	726	1,017	342	334	326
Fast-acting insulin	4,936	2,572	1,649	400	523	2,364	2,258
Fiasp®	439	173	169	—	4	266	258
NovoRapid®	4,497	2,399	1,480	400	519	2,098	2,000
Human insulin	2,204	1,733	604	677	452	471	442
Total insulin	14,907	8,888	4,533	2,336	2,019	6,019	5,741
Victoza®	5,427	1,871	1,134	243	494	3,556	3,441
Ozempic®	4,365	502	433	—	69	3,863	3,699
Rybelsus®	50	—	—	—	—	50	50
Total GLP-1	9,842	2,373	1,567	243	563	7,469	7,190
Other Diabetes care	1,017	778	244	367	167	239	196
Total Diabetes care	25,766	12,039	6,344	2,946	2,749	13,727	13,127
Obesity care (Saxenda®)	1,564	472	200	3	269	1,092	1,025
Diabetes and Obesity care total	27,330	12,511	6,544	2,949	3,018	14,819	14,152

Biopharm segment
Haemophilia	2,554	1,471	963	59	449	1,083	1,019
NovoSeven®	1,959	1,089	682	57	350	870	844
NovoEight®	406	280	199	2	79	126	119
Growth disorders (Norditropin®)	2,076	1,085	493	11	581	991	986
Other Biopharm	457	284	231	—	53	173	95
Biopharm total	5,087	2,840	1,687	70	1,083	2,247	2,100

Total sales	32,417	15,351	8,231	3,019	4,101	17,066	16,252

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

Financial report for the period 1 January 2020 to 31 March 2020	Page 29 of 29
APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	20,776	9,035	5,955	1,059	2,021	11,741	11,271
Tresiba®	9,259	3,477	1,983	87	1,407	5,782	5,500
Xultophy®	2,210	1,493	1,407	—	86	717	708
Levemir®	9,307	4,065	2,565	972	528	5,242	5,063
Premix insulin	10,578	9,707	3,160	4,306	2,241	871	839
Ryzodeg®	993	993	237	4	752	—	—
NovoMix®	9,585	8,714	2,923	4,302	1,489	871	839
Fast-acting insulin	19,303	10,304	6,422	1,753	2,129	8,999	8,592
Fiasp®	1,243	617	585	—	32	626	597
NovoRapid®	18,060	9,687	5,837	1,753	2,097	8,373	7,995
Human insulin	9,036	7,361	2,438	2,847	2,076	1,675	1,552
Total insulin	59,693	36,407	17,975	9,965	8,467	23,286	22,254
Victoza®	21,934	7,249	4,713	898	1,638	14,685	14,217
Ozempic®	11,237	1,143	969	—	174	10,094	9,599
Rybelsus®	50	—	—	—	—	50	50
Total GLP-1	33,221	8,392	5,682	898	1,812	24,829	23,866
Other Diabetes care	4,247	3,389	1,052	1,647	690	858	705
Total Diabetes care	97,161	48,188	24,709	12,510	10,969	48,973	46,825
Obesity care (Saxenda®)	5,679	2,083	981	9	1,093	3,596	3,348
Diabetes and Obesity care total	102,840	50,271	25,690	12,519	12,062	52,569	50,173

Biopharm segment
Haemophilia	10,281	5,946	3,646	284	2,016	4,335	4,031
NovoSeven®	8,119	4,502	2,577	269	1,656	3,617	3,454
NovoEight®	1,525	1,143	844	15	284	382	358
Growth disorders (Norditropin®)	7,275	4,225	1,960	36	2,229	3,050	3,035
Other Biopharm	1,625	1,122	912	5	205	503	247
Biopharm total	19,181	11,293	6,518	325	4,450	7,888	7,313

Total sales	122,021	61,564	32,208	12,844	16,512	60,457	57,486

COVID-19	Strategic aspirations	Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 28 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 6, 2020
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer